United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale signs agreements to develop Mega Hubs in the Middle East and provide decarbonization solutions for steelmaking

Rio de Janeiro, November 1st, 2022 – Vale S.A. (“Vale”) announces that it has signed three agreements with local authorities and clients to jointly study the development of industrial complexes (“Mega Hubs”) in the Kingdom of Saudi Arabia, the United Arab Emirates, and the Sultanate of Oman to produce low-carbon products to the steelmaking industry.

The parties are seeking to cooperate in the development of these Mega Hubs to produce hot briquetted iron (“HBI”) and steel products to supply both the local and seaborne markets, with significant reduction of CO2 emissions.

The production of HBI using natural gas emits around 60%[1] less CO2, when compared to pig iron production through the integrated BF-BOF route. In the future, the replacement of natural gas by hydrogen and the usage of renewable energy could eliminate CO2 emissions.

Vale is expected to build and operate iron ore concentration and briquetting plants within the hubs, securing supply of high-grade agglomerated products. Local parties are expected to promote the construction of the required logistics infrastructure. Investors and/or clients are expected to construct and operate the direct reduction plants and be off takers of HBI for either the export or domestic markets. These Mega Hubs shall supply different markets across the globe supporting the decarbonization of the steelmaking industry.

Vale’s Chief Executive Officer Eduardo Bartolomeo said: “We are very pleased to announce these partnerships, which we believe will be key to support the decarbonization of the steelmaking industry. With this initiative Vale will guarantee the availability of high-grade agglomerated products and foster the expansion of the low CO2 emission steel industry.”

Marcello Spinelli, Vale’s Executive Vice President, Iron Ore, said: “We see a great potential in the direct reduction route, with the seaborne demand for these high-grade agglomerated products growing 100 Mt in the next 15-20 years. We shall structurally increase our supply of these highly valuable agglomerated products over the next years, improving the value of our product portfolio. We strongly believe that the Middle East, with its competitive energy prices, strategic location, and entrepreneurial mindset, has a unique set of conditions to successfully develop these integrated hubs.”

This initiative contributes to Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve net zero by 2050, in line with the Paris Agreement, leading the evolution process towards sustainable mining.

About agreements signed

•	On October 26th, 2022, Vale signed a Memorandum of Understanding (MoU) with the Saudi Arabia’s National Industrial Development Center (NIDC) to jointly study a Mega Hub development at Ras Al Khair Industrial City. Under the Ministry of Industry and Mineral Resources, the National Industrial Development Center (NIDC) is responsible for establishing the relationships with leading industrial organizations, driving the industrial development of the Kingdom of Saudi Arabia (KSA), being a reference and thought leader for the local industrial sector, supporting economic and technical leadership in the Kingdom.

1 According to IPCC 2019 data, considering scope 1 emissions and a 75% of sinter and 370kg/t of coke rate in BF-BOF burden mix and not considering carbon capture and storage.

•	On October 27th, 2022, Vale signed a Memorandum of Understanding (MoU) with the Emirates Steel Arkan (“ESA”) to jointly study a Mega Hub development at Khalifa Economic Zones Abu Dhabi (KEZAD). ESA is a public joint stock company and the UAE’s largest steel and building materials manufacturer. The Group supply the domestic and international markets with high-quality steel finished products including wire rods, rebars, heavy sections and sheet piles. Additionally, the Group produces premium cement, blocks, pipes, and dry mortar, creating an one-stop shop for the manufacturing and construction sectors. The Group plays a major role in contributing to the diversification of the UAE’s economy in line with the UAE Industrial Strategy ‘Operation 300bn’ and the Abu Dhabi Economic Vision 2030. Through SENAAT, Emirates Steel Arkan is part of ADQ, one of the region’s largest holding companies with a broad portfolio of major enterprises spanning key sectors of Abu Dhabi’s diversified economy.

•	On October 30th, 2022, Vale signed a Cooperation Memorandum with the Ministry of Commerce, Industry and Investment Promotion of the Sultanate of Oman to jointly study a Mega Hub development at Special Economic Zone at Duqm.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: October 31, 2022		Head of Investor Relations